UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

VESTA ANNOUNCES THE RENEWAL OF THE MARKET MAKER SERVICES AGREEMENT IN MEXICO

Mexico City, Mexico, July 14, 2025 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”) (BMV: Vesta; NYSE: VTMX), a leading industrial real estate company in Mexico, announced today that it has renewed its market maker services agreement in Mexico with BTG Pactual Casa de Bolsa, S.A.B. de C.V beginning on July 3rd. Through this agreement, Vesta intends to promote the trading liquidity commitment of its shares listed on the Mexican Stock Exchange.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2025, Vesta owned 228 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 41.2 million sf (3.7 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: July 14, 2025